Exhibit 99.1

iKang Group Announces Partnership To Establish IBM Watson Oncology Centers in China

Press Release

BEIJING, July 28, 2017 (GLOBE NEWSWIRE) — iKang Healthcare Group, Inc. (“iKang” or the “Company”) (Nasdaq: KANG), a major provider in China’s fast-growing private preventive healthcare services market, has officially announced its strategic partnership with BAHEAL Intelligent Technology to introduce IBM Watson for Oncology cognitive computing solutions into iKang service platform and jointly establish IBM Watson for Oncology Centers in China. This partnership is part of the recently launched iKangCare+ and iKangPartners+ initiatives. Both companies will collaborate to build the IBM Watson for Oncology Center within existing 108 and future iKang medical centers. This will bring IBM Watson solutions into China’s preventive healthcare management industry for the first time, benefiting millions of iKang’s clients and cancer patients referred to iKang by BAHEAL Intelligent Technology and oncologists. In the future, iKang and BAHEAL Intelligent Technology will collaborate on the development of the Watson for Genomics solution when it becomes available in the China market.

IBM Watson is the first commercially available cognitive computing capability, representing a new era in computing. BAHEAL Intelligent Technology, a subsidiary of BAHEAL Pharmaceutical Group and a strategic partner of IBM Watson Health in the China market, has been granted exclusive distribution rights for Watson for Oncology and Watson for Genomics in China in March and June of 2017 respectively. As of today, 13 major general hospitals in 8 provinces and cities have established Watson for Oncology Centers. The collaboration with iKang also marks the first application of Watson Health in a major private preventive healthcare management Company in China.

Mr. Gang Fu, President of BAHEAL Pharmaceutical Group commented, “With the advancement of medical science, cancer has become a chronic disease. As long as it is detected at an early stage, one third of cancers can be prevented, one third can be cured and another one third can be treated so that patients’ lifespans will be extended. The AI is able to generate more insights based on information such as lifestyles of patients, psychological history, medical records and genetic testing results. It can detect signs of cancer at a very early stage and provide more accurate treatment advice based on analysis of huge amounts of data.” Mr. Gang Fu wished to accelerate the pace of intelligence-led revolution in cancer prevention and treatment through cooperation with iKang.

Mr. Lee Ligang Zhang, Founder, Chairman and CEO of iKang commented, “It has been 20 years since the first private medical examination center was opened in China in 1997. Through these years of development, China’s private medical examination centers no longer play a supplementary role but have taken up the same responsibilities as public hospitals in the preventive healthcare service industry. More than half of the medical examinations are done in private medical examination centers in Beijing. However, we have not seen a revolutionary change in the preventive healthcare management sector, but the application of AI and big data creates an opportunity for an unprecedented revolution in the whole healthcare industry.”

Furthermore, the collaboration between iKang and BAHEAL Intelligent Technology will enable both parties to apply their respective expertise and core competence in hospitals, research, medical expertise and information technology, further deepen collaboration in areas including artificial intelligence, big data and precision medicine, serving cancer patients diagnosed in and referred to iKang’s medical centers to improve the treatment accuracy and service efficiency. At the same time, both parties will leverage on the collaboration to provide advanced research and training programs to doctors. Mr. Lee Ligang Zhang made an interesting metaphor saying “Let’s take a pilot as an analogy to a doctor. If an intelligent navigation system as what has been used in aviation was given to doctors, doctors would be empowered to provide more accurate and effective diagnosis and treatment plans.”

Referring patients diagnosed with cancer at iKang’s medical centers to the right specialists is one of the most important services that iKang is providing, following the launch of its latest strategy of iKangCare+ and iKangPartners+. Cancer being diagnosed during the medical examination at iKang, will receive not only offers of free second opinions and assessment services with specialists in any top hospitals in the country, but also treatment solutions provided by Watson for Oncology Center. The Watson for Oncology platform has received very strict training in a world class cancer center, the Memorial Sloan-Kettering Cancer Center (MSKCC), since 2011. It has assimilated over 300 professional medical journals, more than 250 medical books, and over 15 million pages of medical information and clinical research. Now the treatment recommendations provided by Watson and MSKCC’s top experts reached 90% or above concordance. At present, Watson for Oncology Center offers treatment solutions in breast cancer, lung cancer, rectal cancer, colon cancer, gastric cancer, cervical cancer and ovarian cancer. It is anticipated that coverage will expand to 9 - 12 categories of cancer by the end of 2017.

Mr. Phil Wu, leader of Watson Health Greater China region, attended the signing ceremony and commented that “incorporating the advantages of Watson Health, medical industrial insights accumulated by IBM over the past 30 years in China, and the support by our collaboration partners, we shall achieve a more accurate and personalized evidence-based cancer treatment solution, develop a highly precise forecast model for chronic disease risks and a cognitive decision-making supporting system for data analysis evidence, in order to promote proactive personal health management.”

About BAHEAL Intelligent Technology

As one of the leaders in the application of information technology in medical field in China, BAHEAL Intelligent Technology is committed to improving health through science and technology, and takes the lead in achieving software SAAS, mobile HIS and intelligence-based decision. In collaboration with international leading enterprises, BAHEAL Intelligent Technology has established “three terminals, two clouds and one platform” via “Component Introduction + Solution Integration” with artificial intelligence (AI) as breakthrough, providing governments, hospitals, pharmaceutical enterprises, drug stores, doctors and patients with solutions to realizing intelligence: Bodhi Cloud Platform (solution to medical information integration) and Mirror Medical Cloud (overall solution to intelligent marketing), YFZ (App) for easy medical consultation (solution to post-clinic management and share of prescribing information), DOCTOR PDA (solution to learning and professional skills improving for physicians), BWatson (solution to cognitive intelligence). All of these will be jointly applied to promote the reform of Chinese medical system, integrate the medical resources and optimize the diagnosis and treatment efficiency with the view to eventually helping governments and hospitals to realize the utilization of resources to the fullest, helping doctors to develop into excellent intelligent doctors in the new era, and helping patients to enjoy the diagnosis and treatment services “in line with the world caliber yet avoiding the trouble of going out.”

About iKang Healthcare Group, Inc.

iKang Healthcare Group, Inc. is one of the largest providers in China’s fast-growing private preventive healthcare space through its nationwide healthcare services network.

iKang’s nationwide integrated network of multi-brand self-owned medical centers and third-party facilities, provides comprehensive and high-quality preventive healthcare solutions across China, including medical examination, disease screening, outpatient service and other value-added services. iKang’s customer base primarily comprises corporate clients, who contract with iKang to deliver medical examination services to their employees and clients, and receive these services at pre-agreed rates. iKang also directly markets its services to individual customers. In the fiscal year ended March 31, 2017, iKang served a total of 5.58 million customer visits under both corporate and individual programs.

As of July 28, 2017, iKang has a nationwide network of 108(1) self-owned medical centers, covering 33 of China’s most affluent cities: Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Changchun, Jiangyin, Changzhou, Wuhan, Changsha, Yantai, Yinchuan, Weihai, Weifang, Shenyang, Xi’an, Wuhu, Guiyang, Ningbo, Foshan, Jinan, Bijie, Qingdao, Wuxi, Kaili and Mianyang, as well as Hong Kong. iKang has also extended its coverage to over 200 cities by contracting with approximately 400 third-party facilities, which include select independent medical examination centers and hospitals across all of China’s provinces, creating a nationwide network that allows iKang to serve its customers in markets where it does not operate its own medical centers.

(1) Among the 108 self-owned medical centers, two medical centers are currently operated primarily by the minority shareholders of these medical centers or their parent company.

Forward-looking Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements. iKang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its customer base and network of medical centers; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; relevant government policies and regulations relating to the corporate structure, business and industry; fluctuations in general economic and business conditions in China. Further information regarding these and other risks is included in iKang’s filing with the Securities and Exchange Commission. iKang undertakes no duty to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

IR Contact:

iKang Healthcare Group, Inc.

Christy Xie

Director of Investor Relations

Tel: +86 10 5320 8599

Email: ir@ikang.com

Website: www.ikanggroup.com

FleishmanHillard

Email: ikang@fleishman.com